Melissa L. Mong	Newfield Exploration Company
Securities Legal Counsel & Assistant Secretary	4 Waterway Square Place | Suite 100
Tel. (281) 210-5221	The Woodlands, Texas 77380
Fax. (281) 210-3428 mmong@newfield.com	PH 281-210-5100 | FAX 281-210-5177

October 11, 2011

Via EDGAR and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. H. Roger Schwall
Mr. Donald F. Delaney

Re:	Newfield Exploration Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-12534

Ladies and Gentlemen:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated August 31, 2011, as amended on September 29, 2011, regarding the Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) filed by Newfield Exploration Company (“Newfield”, “we”, “us” or “our”) on February 23, 2011.  For your convenience, we have included the text of the Staff’s comments from the September 29, 2011 letter in bold text within this response letter.

Response to Comments

Form 10-K for the Fiscal Year Ended December 31, 2010

Results of Operations, page 35

1.
We note that you often disclose that one factor or a few factors were “primarily” responsible for certain changes over the reported periods.  Please be sure you discuss all material factors that contribute to material changes.  For example, and without limitation, you disclose that revenues were 41% higher in 2009 than 2010 “primarily due to increased oil and gas production and higher average realized oil and gas prices.”  If there were other material factors that contributed to the revenue increase, please also discuss these.

Response: We respectfully acknowledge the Staff’s comment and believe that we have disclosed all material factors that contributed to the revenue increase.  In light of your comment, we will in our future filings take steps to clarify this type of disclosure and discuss all material factors that contribute to any material change.

United States Securities and Exchange Commission
October 11, 2011

2.
In addition, where two or more factors contribute to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors or events that you identify.  For example, and without limitation, you state that the increase in domestic production of 14% was due to increased production from your Mid-Continent and Rocky Mountain divisions and deepwater Gulf of Mexico operations and offset by your onshore Gulf of Mexico operations.  Please quantify the amount of change due to production levels at each of your divisions.

Response: We respectfully acknowledge the Staff’s comment.  In light of your comment, we will in our future filings quantify the amount of the fluctuations contributed by each material factor, including, if applicable, contributions of each of our business units to any material changes or fluctuations.

Contractual Obligations, page 46

3.	We note your disclosure relating to your delivery commitments. Please disclose the information required by Items 1207(a)(1), 1207(a)(3) and 1207(b) or tell us why you do not need to.

Response:  We respectfully acknowledge the Staff’s comment and agree that if we had material information concerning the estimated availability of oil and gas from our principal sources to meet these obligations, then we would be required to disclose the information required by Items 1207(a)(1), 1207(a)(3) and 1207(b).  We do not believe, however, that the disclosed delivery commitments are material in size or nature considering our production rates and proved reserves.  Thus, we do not believe that we had any material information related to these delivery commitments to disclose.  In our future filings, we will continue to monitor our delivery commitments and disclose the information required under Item 1207 as appropriate.

United States Securities and Exchange Commission
October 11, 2011

Financial Statements, page 57

Note 1 – Organization and Summary of Significant Accounting Policies – Oil and Gas Properties, page 65

4.
Please confirm to us whether the sum of the components of each particular cost center ceiling were reduced by “estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves,” as required by Rule 4-10(c)(4)(i)(A) of Regulation S-X, and increased by “the lower of cost or estimated fair value of unproven properties included in the costs being amortized,” as required by Rule 4-10(c)(4)(i)(C) of Regulation S-X.

Response: We confirm that the sum of the components of each particular cost center ceiling were reduced by estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves, as required by Rule 4-10(c)(4)(i)(A) of Regulation S-X, and increased by the lower of cost or estimated fair value of unproven properties included in the costs being amortized, as required by Rule 4-10(c)(4)(i)(C) of Regulation S-X.

In responding to the comments received from the Staff by letter dated August 31, 2011, and amended on September 29, 2011, Newfield acknowledges that:

•	Newfield is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Newfield may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 281-210-5221 or Brian L. Rickmers at 281-210-5212 with any questions or comments regarding this response letter.

Yours very truly,

/s/ Melissa L. Mong

Melissa L. Mong
Securities Counsel & Assistant Secretary

United States Securities and Exchange Commission
October 11, 2011

cc:           Lee K. Boothby
Terry W. Rathert
Brian L. Rickmers
John D. Marziotti